UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

The Principal Commercial Mortgage Backed Securities Income Fund

Address of Principal Business Office:

1290 Broadway, Suite 1100

Denver, CO 80203

Telephone Number: (303) 623-2577

Name and address of agent for service of process:

ALPS Fund Services, Inc.

Attn: Erin E. Douglas, Esq.

1290 Broadway, Suite 1100

Denver, CO 80203

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     Yes ☒     No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver and the State of Colorado on the 7th day of September, 2012.

By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President and Chief Executive Officer

Attest:	/s/ Patrick D. Buchanan
	Name:	Patrick D. Buchanan
	Title:	Treasurer and Principal Financial and Accounting Officer